

December 2, 2011

<u>Via E-mail</u>
Mr. Jeffrey S. Barocas
Chief Financial Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314

      Re: Ocean Bio-Chem, Inc.
             Form 10-K for the Year Ended December 31, 2010
             Filed March 31, 2011
             Form 10-Q for the Period Ended June 30, 2011
             Filed August 15, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed May 2, 2011
             File No. 0-11102

Dear Mr. Barocas:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ Nudrat Salik
                     for
                   John Hartz
                   Senior Assistant Chief Accountant